Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300



27 November 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,



Michael Scott
General Manager Secretariat and Shareholder Relations



Enc.

TABCORP HOLDINGS LIMITED
ABN 66 063 780 709
2006 ANNUAL GENERAL MEETING
27 NOVEMBER 2006

CHAIRMAN'S AND MANAGING DIRECTOR'S ADDRESSES

CHAIRMAN'S ADDRESS

This is the twelfth Annual General Meeting (AGM) of the Company.

Tabcorp's vision

Tabcorp is Australia's largest, most diversified gambling, entertainment and hospitality group, and one of the largest in the world. We have a unique combination of wagering, gaming, casino and media operations spread across Australia's eastern states, and are expanding our operations internationally.

You will have seen from our annual report that we aspire to be a world leader in the gambling and entertainment industry, by delivering premier products and services with the highest level of integrity.

We are creating the bigger better game for all our stakeholders:

- By providing superior returns to shareholders;
- By being recognised by our customers as offering the best gambling and entertainment experience;
- By being a great place to work; and
- By being respected as a responsible and valued member of the communities in which we operate.

We are leveraging our experience and unique business profile to grow our operations domestically and overseas, while providing further opportunities to deliver premier performances for our stakeholders.

We continue to deliver strong performances from our existing businesses, which for the last financial year combined to produce record revenues and profits for the Tabcorp Group.

Increasing shareholder value

The Company's strong cash flows and record performance during the past financial year provided the opportunity for Directors to increase dividends to 89 cents per share fully franked. This is an increase of 10% from the previous year and reflects the Board's strategy of providing steadily increasing dividends every year. Your Directors are committed to providing the best possible returns to shareholders, in line with the Company's earnings growth.

These increasing dividends, together with Tabcorp's sustained share price performance, a return of capital in 1999 and a share buy-back in 2002, mean that over time investments in Tabcorp shares have continued to grow and deliver value to shareholders.

In terms of total shareholder return, an initial investment of $1,000 at the initial listing price of $2.25 twelve years ago, would have grown to approximately $12,200 as at last Friday. This represents a compound annual growth rate of 22.5%, which has outperformed the ASX All Ordinaries Accumulation Index by a factor of 3 times. In comparison, the ASX All Ordinaries

Accumulation Index only grew at a compound annual growth rate of 12.4% over the same period.

Key issues

I would now like to turn to a few key matters that have been of significance recently.

A key focus for us this year has been the renewal of our existing Victorian Wagering, Gaming and Keno licences, which expire in 2012. As part of the Victorian Government's review of the structure and funding of the industry, Tabcorp made substantial public submissions to the Government during the year, which emphasised:

- Our continuous commitment to responsible gambling;
- Maintaining the highest levels of efficiency and integrity;
- Providing quality entertainment products to customers; and
- Ensuring the proceeds of gambling are distributed appropriately.

Tabcorp has demonstrated a long term commitment to the success and leadership of the industry. We expect that in the first part of 2007, the Victorian Government will announce details of the industry structures beyond 2012 and the competitive process for the award of relevant licences.

Tabcorp is also progressing with its Chinese joint venture, involving the supply of Keno terminals and associated technical services to China's lottery market. Tabcorp is the first foreign company that has been invited to participate nationally in the Chinese lottery market, which is an acknowledgement of Tabcorp's operational and technical leadership.

Earlier this year Tabcorp made a takeover offer for UNiTAB. The ACCC announced that it would oppose the takeover and, as a consequence, the Board decided not to proceed.

Our existing core businesses remain focussed on maximising returns by driving efficiencies, harnessing innovation and delivering new and exciting experiences for our customer. We will continue to support our key customer brands and maintain our industry leadership position in our markets, while evaluating new opportunities that could add to shareholder value.

Matthew Slatter will provide more details about the Company's operations and performance in his presentation shortly.

Responsible gambling and community leadership

Tabcorp's commitment and leadership in the areas of responsible service of gambling, corporate governance, social, environmental and workplace practices continues to be recognised by the Company's inclusion in the Dow Jones Sustainability Index, the FTSE4Good Index and, from the start of this year, inclusion in Australia's Reputex Socially Responsible Investment Index.

Current estimates indicate that a very small percentage of Australians may experience problems managing their gambling activity.

It is unfortunate that anyone experiences these problems and it is clear that we must do all we can to assist where necessary while continuing to provide a popular entertainment option for the vast majority of customers.

Tabcorp recognises it must continue to play a role in encouraging customers to use our products responsibly. We are committed to taking a leadership role in relation to this issue.

In the past 12 months the Company has strengthened its commitment to addressing problem gambling with the development and launch of a new Responsible Gambling Code across the

Company. KPMG assisted us with the new code, which we believe represents best practice, both here, locally, and abroad in the responsible delivery of gambling.

The Company also engages the services of KPMG to conduct a comprehensive review of compliance across the Company with the requirements of the code. This review is in addition to an annual assessment of the effectiveness of the Company's responsible gambling training programs which is also conducted with the assistance of KPMG.

During the year the Company was proud to be able to provide seed funding, along with the Victorian Government and the University of Melbourne, towards establishment of a joint venture between the University of Melbourne and Monash University to create a world leading centre for excellence in problem gambling treatment. The centre is expected to become operational during 2007.

Tabcorp is also proud of its substantial contributions and continuing support of the communities in which we operate. The Company continues to provide essential support to numerous charities, community groups and not-for-profit organisations across Australia. Our businesses make substantial contributions to the local economies and communities where we operate with our business partners in hotels and clubs. Last year, for example, Tabcorp donated $100,000 to help provide essential services and relief supplies to the families and communities in the areas devastated by Cyclone Larry in far north Queensland.

These vital contributions are in addition to the $503.4 million generated for the Victorian and New South Wales racing industries, and the $1,208 million Tabcorp paid in gambling taxes during the most recent financial year.

Conclusion

Overall, the Company is performing strongly in an increasingly competitive environment, at a time when consumer discretionary spending is being impacted by petrol prices and interest rates. However, our extensive range of gambling and related entertainment operations, together with the geographic spread of our businesses, overseas opportunity, and our reputation as a leader in the industry and in the community, means that Tabcorp is well positioned for the future.

On behalf of the Board, I would like to thank Matthew Slatter, his executive team, our business and community partners and all Tabcorp employees for their contributions.

Together, we are working to deliver more exciting and compelling gambling and entertainment experiences, as we deliver the bigger better game for all our stakeholders.

Board composition

Before I hand over to Matthew, I would like to say a few words about the changing composition of the Board. The Company has a programmed Board succession plan. As I mentioned earlier, Ziggy Switkowski's appointment to the Board was in anticipation of the departures of Richard Warburton and Lawrence Willett who retire at the end of this meeting.

The Board is pleased to welcome Ziggy Switkowski as a new Director of the Company. Ziggy brings a wealth of experience working in large companies and in highly regulated industries. He has outstanding credentials and I know that he will contribute strongly to the continued progress of your Company.

Richard Warburton was the former Chairman of Star City and joined the Tabcorp Board over six years ago following the merger of the two companies. He is one of Australia's most respected businessmen, and has contributed a great deal of experience to the Company's roardroom – particularly in relation to the management and operation of a five star hotel and casino.

During his six years as Chairman of Star City, Richard oversaw the hotel and casino's construction and opening at its present location. The redevelopment provided many new entertainment and hospitality offerings for customers, including:

- A large gaming floor and private gaming room,
- An array of new and stylish bars and restaurants,
- Retail outlets,
- A variety of live entertainment in its theatres;
- And one of Sydney's premier hotel and apartment complexes overlooking Darling Harbour.

During his time at Tabcorp, he has served on various Committees, as :

- A member of the Company's Remuneration Committee since his commencement with Tabcorp, and serving as Chairman of that Committee for the last 3 years;
- A member of Tabcorp's Nomination Committee since the Committee's inception in 2003; and
- Since January this year he has been a member of the Company's Audit Committee and the Risk and Compliance Committee.

Lawrence Willett was appointed to the Tabcorp Board in January 2004 following the merger with Jupiters, providing continuity and expertise in managing casinos in Queensland. Lawrence was a Director of Jupiters for 17 years, and was that company's Chairman for the last 12 years before the merger with Tabcorp. During his time at the helm of Jupiters, he oversaw:

- The merger of Jupiters Development Limited and Jupiters Trust;
- The development of the Conrad Treasury Hotel and Casino in Brisbane;
- The construction and development of the Gold Coast Convention and Exhibition Centre adjacent to the Conrad Jupiters Hotel and Casino;
- The buy out of the remaining interest in the Jupiters Townsville Hotel and Casino; and
- The company's expansion into Keno in New South Wales and Queensland.

At Tabcorp, Lawrence has been:

- A member of the Company's Remuneration Committee since his appointment to the Board almost three years ago; and
- A member of Tabcorp's Audit Committee and the Risk and Compliance Committee since January this year.

With 20 years of experience as a Director of these companies, Lawrence is the longest serving Director of any Australian publicly listed gambling company.

Both Directors have made significant contributions to the Company. They can reflect with pride on the growth and success of the Company during their tenure. We thank them for their commitment and service to our Company. They leave Tabcorp with our best wishes and I know that each will remain keenly interested in Tabcorp's future.

As mentioned earlier, the Board has a programmed succession plan. As part of that plan the Board considered appointments to the Remuneration Committee, as successors to both Richard Warburton and Lawrence Willett. I am pleased to announce that the Board has appointed Paula Dwyer as a member of the Remuneration Committee and Ziggy Switkowski becomes Chairman of that Committee.

Ladies and gentlemen, I would like to introduce our Managing Director and Chief Executive Officer, Mr Matthew Slatter.

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER'S ADDRESS

Introduction

Thank you Michael, good morning ladies and gentlemen.

Thank you for attending the company's 12th Annual General Meeting and my 5th as your Managing Director and Chief Executive Officer.

The Australian gambling entertainment industry has been going through a significant period of consolidation, particularly over the last seven years, and Tabcorp has been an active participant in this consolidation process, successfully delivering on three major acquisitions. Tabcorp has made sound, strategic investments and as shareholders, you can be very proud of these acquisitions and the benefits that they will bring to your company. Your company now has an excellent platform for future growth and has established itself as the leading gambling and entertainment group in Australia.

The acquisitions represented the implementation of a clear strategy of diversifying our business in terms of product and geographical location. Some 43 per cent of our business is now based in NSW, 25 per cent in Queensland, with the balance in Victoria.

Star City has recorded a compound annual earnings growth rate of 11.5% since 1999 and the Jupiters merger has delivered annualised synergies of almost $60 million. The TAB Ltd acquisition is on track to achieve forecast annual synergies of about $35 million – but it has not been without challenges and frustrations, both for our employees and our customers. We're just as disappointed as our customers that we've been unable to deliver co-pooling between Victoria and NSW, and discussions continue with the NSW Government to try and make that happen. With the largest systems change in the history of the TAB we have created a common wagering platform between Victoria and NSW that has some of the best products and product delivery in the world. The capability of the system was demonstrated with our recent very successful performance during Victoria's Spring Racing Carnival.

Tabcorp is a strong and resilient business but competition is increasing in our sector and we need to be smarter and more efficient in the way we do business. To stand still would be to go backwards. Tabcorp needs to operate more efficiently, we need to cut our cost base, offer better customer service and exciting products and do that consistently day-in, day-out, to ensure we stay ahead of our competitors.

Company's performance for the 2006 Financial Year

Tabcorp recorded a 7.0% increase in net profit after tax excluding non-recurring items to $547 million.

Normalised net profit after tax before non-recurring items was up 4.0% to $536 million. Earnings per share before non-recurring items increased 5.3% on the prior corresponding period to 104.3 cents. On a normalised basis after adjusting for above and below theoretical win rates in the Casinos Division earnings per share growth was 2.4% to 102.1 cents.

Despite a tough and challenging year, Tabcorp has delivered a solid result demonstrating the robust nature of the business, the value of diversification and the commitment of our people.

We have a great team at Tabcorp and everyone in the team has contributed to achieving these results.

The company has benefited from tight cost control and synergies across the businesses. Underlying earnings before interest and taxation or EBIT growth for the company was 3.4% and would have been 5.1% if the gaming machine levy in Victoria had not been doubled.

This demonstrates that even with 'head winds' from the increased gaming machine levy, the negative impact in our wagering business due to the split-picture and smoking bans and refurbishments impacting the Casinos Division, the underlying performance of the business was solid.

The Casinos Division achieved EBIT before non-recurring items of $423 million, up 10%. This reflects good growth in non-rebate table gaming revenue, the first six months of Star City's re-entry into the International Rebate Business and a turnaround in the win rates in that business.

The Gaming Division achieved EBIT excluding non-recurring items of $260 million, which was flat on the previous year. Earnings growth would have been more than 6% up if the gaming machine levy had not been doubled from 1 July 2005. Revenue from Victorian gaming was up 3.4% reflecting improving customer demand, better products and customer service. Tabaret venues maintained market share for the period and higher customer service standards at venues has led to a 12% increase in the number of registered Tabaret members.

In the Wagering Division, the business achieved EBIT before non-recurring items of $219 million, down 2.4%. Total net operating revenue was pretty much flat with the split racing vision impacting wagering revenue on all three racing codes in both NSW and Victoria. I am pleased to advise that wagering turnover has rebounded very well since we successfully negotiated the end of the damaging split racing picture dispute in May this year.

The Media Division posted EBIT excluding non-recurring items of $43 million, up 5% reflecting reduced costs through operational efficiencies.

The International Division incurred a $6 million loss, reflecting continued investment in developing opportunities. The rollout of the commercial pilot for the Keno lottery system in China continues with 260 terminals installed in 259 venues across 28 provinces as part of a joint venture between Tabcorp International and China LotSynergy. We are about to commence the process of rolling out another 2000 terminals – which is approximately double the number of terminals we have in NSW.

This rollout is tracking behind our original expectations reflecting the emphasis we are placing on ensuring the successful commercial performance of existing terminals before we rollout further terminals. There is no point in rolling out thousands of machines if they don't sell enough Keno tickets. To that end we are working through our joint venture company, Tabcorp International Hong Kong, with the customer, Beijing Lottery Online, to finalise the plan for the longer-term rollout of terminals as well as developing an integrated marketing and sales program that will support sales of the Keno product.

During 2006 we reviewed the structure of Tabcorp for a post-integration environment to ensure we have the best people, organised the optimum way to take your company forward.

This resulted in the formation of Project Align under which Tabcorp has embarked on a program of reducing costs, accelerating growth and building capability that will leverage our scale and diversity for the future. We're reducing costs by introducing central purchasing systems and we're finalising plans for a Shared Services Centre, including Finance and HR functions that will deliver annual benefits of $9 million. We're placing more focus on high growth areas such as Sportsbetting and developing our loyalty programs and increasing the use of co-promotions across the businesses. We're building capability in the company through the creation of the Australian Business division by integrating racing and media and strengthening our distribution businesses. We've changed our business model for the Casinos Division by creating central product development roles and strong leadership in customer and marketing to drive customer focussed strategies across all the properties. On top of that, one of our key areas of focus has been to recruit new talent into the company.

Matt Bekier joined as Chief Financial Officer, Elmer Funke joined as Chief Executive of Australian Business and Walter Bugno joined as Chief Executive Casinos. All three senior executives are experienced and capable additions to my team and their recruitment is part of a deliberate strategy to upweight capability in the organisation to deliver on our growth strategy for your company.

In addition to Matt, Elmer and Walter joining us, a number of new appointments have been made to their respective teams, again, the strategy has been to blend experience with new capability and energy to propel the business forward.

With this new team we are focussed on leveraging our scale and diversity to continue to drive earnings growth in our existing portfolio of businesses.

Our Casinos are firmly established as first-class entertainment destinations with more than 18 million people visiting our properties in New South Wales and Queensland every year. We continue to make significant investments in our properties, the most recent being the completion of the $53 million refurbishment of Conrad Jupiters on the Gold Coast. There are new bars, restaurants, an expanded main gaming floor and large balconies have been added to the property, offering spectacular views of the Gold Coast. I hope many of you get an opportunity to visit the property in the near future.

One of the key initiatives that we are developing within our casino properties is the "casino within a casino" concept – offering tailored products and areas designed to appeal to specific customer segments.

This strategy is designed to maximise the attraction of the property to specific target customer markets and is evident in the way in which we have reshaped the main gaming floor at Conrad Jupiters.

We're also determined to offer the best stage shows for our customers – with the latest being the magnificent *Priscilla Queen of the Desert: The Musical* which is now showing at Star City's Lyric Theatre. More than 80,000 people have already enjoyed the show since it opened less than two months ago and it's shaping up as one of the most successful ever staged at the property. It is just the latest in a line of wonderful shows that have been staged at Star City.

Shareholders may recall that we had Mamma Mia at the Lyric which attracted 644,000 people from September 2002 to October 2003. Customers that come along and enjoy these stage shows not only enjoy the great entertainment but also enjoy our bars and restaurants and many spend time on the main gaming floor. This is why we are focussed on ensuring that we have the best entertainment offering that we possibly can at each of our casinos.

In our Wagering businesses, we are developing ways to leverage our assets, which include great products, excellent distribution and deep wagering pools.

Negotiations between Tabcorp and the New Zealand Racing Board have led to a Memorandum of Understanding to create new benefits for the Australian and New Zealand racing industries, customers and Tabcorp. The partnership between Tabcorp and the New Zealand Racing Board will increase coverage of New Zealand and Australian races in both countries and extend co-pooling between New Zealand and Tabcorp. Discussions are well advanced and we are aiming to commence implementation of the agreed initiatives during the second half of the financial year. There will be other opportunities for import and export of racing product and international pooling and we intend to exploit our obvious strengths in this field as we head towards offering around-the-clock wagering services on the best racing in the world. We have great media assets, with Sky Channel and radio 2KY, to deliver the best action and entertainment to race fans.

In Sportsbetting, the 2006 World Cup was a great success for Tabcorp. We approached the event with a clear strategy of trying to "maximise the occasion" and we did that through a high profile advertising and media campaign, resulting in record sales and the acquisition of 10,500 new TAB Sportsbet account holders. We have learned a great deal from that experience and we intend to approach other major sporting events in a similar fashion and make sure sports fans know that TAB Sportsbet is the first-choice for sportsbetting.

In our Gaming business, we are setting the benchmark by offering the best products and services for customers and the most exciting loyalty program.

One of our clear advantages over the competition has been our strategy to provide the most and the best jackpot products for our customers. We now have about 64% of gaming machines in the Tabaret network being jackpot machines. This clear strategy has helped Tabaret to grow market share.

Offering the best games and service is important, but so to is our ability to reward people for their loyalty to Tabaret, not just for gaming experiences but also for other entertainment and hospitality in Tabaret venues. To this end we launched the R and R Club, an exciting new membership programme for Tabaret venues.

Recognising the need to build a highly-skilled workforce to engage and care for customers is also important, so we have created 'Tabcorp People', an end-to-end programme to assist Tabaret venues attract, employ, train, develop and retain the right workforce. All these measures have been implemented to maximise the customer experience and ensure they get the best entertainment offering in any of the Tabaret venues.

Of major focus for Tabcorp is Responsible Gambling. Tabcorp's approach towards the responsible service of gambling is driven from our model of developing and maintaining long-term customer relationships in the interest of a sustainable gambling entertainment business

Since 2004 the Dow Jones Sustainability Index has rated Tabcorp as a leader in the promotion of responsible gaming. This recognises the effort and focus that the company has invested in this area. We are very proud of this achievement.

Tabcorp has senior responsible gambling managers working across its businesses to strengthen the company's delivery of its responsible gambling policies and in the last 12 months, Tabcorp released a revised responsible gambling code, which now amalgamates our Responsible Gambling practices for all parts of our business.

We will continue our vigorous and proactive approach to developing and implementing responsible gambling initiatives across the Group including investment to improve the training and education of our employees. Tabcorp is mindful of the need for a collaborative approach to responsible gambling and will continue to consult and work in partnership with Government, counselling services and the community on measures that will underline our leadership in the responsible service of gambling.

The renewal of Tabcorp's gaming and wagering licences, which expire in 2012, is a key focus for the company. The Victorian Government has completed a consultative review of gambling in the state and a decision on the post-2012 structure will be announced in 2007 with the awarding of licences to follow. We were encouraged by the strong acknowledgement of the success of the current licence structures and support for the status quo that came from the public submission process and industry review.

We believe Tabcorp is in a strong position to retain its gaming and wagering licences, having demonstrated high levels of integrity and delivery of superior value to all stakeholders. Since 1992 Tabcorp, through the current licence structure, has been able to provide $2.5 billion to the Victorian racing industry, making it one of the best in the world, and our gaming operations have contributed some $3.5 billion in taxes to the Victorian Government – enough to build four new Royal Children's Hospitals. Our wagering and gaming operations are delivering real benefits to the Victorian community.

Tabcorp will continue to explore opportunities for inorganic growth where such opportunities leverage off our scale and capabilities and will create value for shareholders. This is not the primary focus of your management team and indeed opportunities for further domestic merger or acquisition activity are relatively few. However, we will continue to explore international opportunities in selected offshore markets. We will look to involve partners with complementary skill sets and capabilities wherever possible and we will be disciplined in ensuring that any investment undertaken meets our benchmarks in terms of returns.

Trading Performance

We have experienced a good start to this financial year with overall revenue growth of 3.9% or 4.8% on a normalised basis to 18 November 2006.

The company is experiencing good growth in wagering turnover following the end of the split picture and now that all races have returned to Sky Channel. Revenue from wagering increased by 8.8% and was boosted by a record 2006 Spring Racing Carnival. This has been partially assisted by a higher hold rate in Victoria as a result of the introduction of new bet types.

Overall, Wagering in Victoria was very strong and every feature race day produced a record wagering result. New South Wales was disappointing with wagering on the NSW racing product continuing to under perform expectations.

The introduction of new bet types in Victoria, specifically First 4 and Flexibetting as a result of the common wagering platform, has particularly helped to drive turnover in Victoria.

In Gaming, the company recorded 2.3% growth reflecting relatively soft performance in the overall product category. As a result of introducing new product and working closely with our venue partners we have managed to slightly gain market share over the period. Looking forward we believe that our new loyalty program, the R and R Club, will help to drive performance in Gaming.

In Casinos, IRB turnover continues to strengthen at $3 billion for the first quarter of 2007, showing growth of 11% on the final quarter in 2006.

We have however suffered the impact of below theoretical win rates in the international rebate play business with actual revenue pretty much flat and normalised revenue up 2.7%. The disruption of the refurbishment on the Gold Coast and the smoking bans have continued to have a negative impact during the period.

On the expense side we are experiencing increased operating costs in our wagering business as a result of the resolution of the split picture dispute and increased resourcing to ensure maintenance of customer service levels over the Victorian Spring carnival following on from the wagering systems integration. Consequently we anticipate our first half earnings result will come in pretty much on line with last year with an improvement anticipated in the second half.

Overall, we have some challenges ahead. We've faced some 'head winds' in the past year and we can expect this challenging cycle to continue to some degree in 2007 and into 2008. Smoking bans will have an impact on growth in our businesses as the eastern seaboard progresses to be 100% smoke free in all venues from 1 July 2007. We also have work to do on our Tab distribution network in NSW to get performance levels comparable to those we have achieved in Victoria and we will be working with the NSW racing industry to ensure that we have the best possible racing product available for punters.

Tabcorp is committed to increasing efficiency, accelerating growth and strengthening its capability across its portfolio of businesses. Financial discipline and cost reduction will be critical when it comes to running the most successful gambling and entertainment business in Australia.

Consequently, we have decided to accelerate our cost reduction program by embarking on the next phase of our organisational alignment. This will see us review some corporate functions and tackle the cost base in our technical services area. I will provide more information on the development of this program at our first half results.

The gambling and entertainment market is a very attractive market offering stable cash flows and good returns. We are experiencing increasing competition in each of our businesses – from the pubs and clubs in the casino business, from the bookmakers and betting exchanges in wagering, and from offshore internet gambling providers competing for gaming dollars. To compete more vigorously we must continue to invest in our businesses and explore new growth opportunities to ensure that we can continue to deliver solid, consistent returns to shareholders. Funding this investment means we must operate more efficiently than we currently do and this means we must reduce our costs.

I am confident that Tabcorp will emerge from the next two-year period much stronger and in a better state to compete and retain its market position as the leader in the gambling and entertainment market.

Every step that we take is driven from the perspective of delivering long-term, sustainable value for our shareholders.

And finally, can I thank you all for making the journey to our Annual General Meeting today.

Let me wish you and your families a safe and enjoyable festive season. I look forward to seeing you next year and I will now hand you back to our Chairman.

These speeches will be webcast live on Tabcorp's website at www.tabcorp.com.au from 10.00 am and will be archived on the website for viewing later today.



Tabcorp

the bigger better game

Tabcorp Holdings Limited
2006 Annual General Meeting

Michael Robinson
Chairman

Monday 27 November 2006


Tabcorp
the bigger better game

Tabcorp's vision

- Australia's premier gambling and entertainment group
- Creating the bigger better game for:
  - Our shareholders;
  - Our customers;
  - Our people; and
  - Our community

Inc asing dividend stream


(cents per share fully franked)
100
90
80
70
60
50
40
30
20
10
0
94/95
95/96
96/97
97/98
98/99
99/00
00/01
01/02
02/03
03/04
04/05
05/06

Sholder returns



Tabcorp accumulated returns
($1,000 initial investment for individual investors after tax)
$13,000
$12,000
$11,000
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
$12,175
$4,210
Tabcorp accumulated returns
All Ordinaries accumulated returns

Responsible gambling and community leadership

- Promoting responsible gambling
- Supporting our communities through:
  - Donations;
  - Employee volunteering;
  - Contributing facilities; and
  - Other resources


06
Member of
Dow Jones
Sustainability
Indexes
DJSI


FTSE4Good Index Series


A
SOCIAL RESPONSIBILITY RATINGS
RepuTex®

Tabcorp

the bigger better game

Tabcorp Holdings Limited
2006 Annual General Meeting

Matthew Slatter
Managing Director and Chief Executive Officer

Monday 27 November 2006


Tabcorp
the bigger better game

w – Tabcorp businesses

Enterprise value ~ $11.0b

Business	Brands	Key facts	% of EBIT
Casinos	Conrad Jupiters Gold Coast, Conrad Treasury, Jupiters Townsville, Star City, Gold Coast Convention and Exhibition Centre, Townsville Entertainment & Convention Centre	➢ Four properties ▪ 386 tables ▪ 4,595 EGMs ➢ > 50,000 visitors/day	45%
Gaming	KENO, TABARET	➢ 13,614 EGMs ➢ 264 venues ➢ 1.14m players ➢ 2,099 Keno venues	28%
Wagering	TAB, TAB	➢ Over 2,700 retail outlets ➢ On-course, internet, phone ➢ 700,000 regular customers, 350,000 account holders	23%
Media	SKY CHANNEL, 2KY 1017 AM	➢ Sky Channel & 2KY ▪ > 5,000 pubs, clubs ▪ > 1.5m homes ▪ 100 race meetings/week	5%
International	TRACKSIDE, KENO	➢ 10 year Joint Venture providing Keno Lottery and Technical Services in China ➢ International product sales	0%

...nancial scorecard



NPAT $m[1]
5 year CAGR 21.6%
600
500
400
300
200
277.3
281.1
364.9
511.7
547.3
2001/02
2002/03
2003/04
2004/05
2005/06



Earnings per share (c)[1]
5 year CAGR 13.5%
120.0
110.0
100.0
90.0
80.0
70.0
60.0
50.0
74.3
76.4
92.5
99.0
104.3
2001/02
2002/03
2003/04
2004/05
2005/06



Dividends per share (c)
5 year CAGR 11.8%
100
90
80
70
60
50
63
67
71
81
89
2001/02
2002/03
2003/04
2004/05
2005/06



Share price $[2]
5 year CAGR 9.9%
18.00
16.00
14.00
12.00
10.00
8.00
12.50
10.77
14.24
16.40
15.20
2001/02
2002/03
2003/04
2004/05
2005/06

[1]Pre goodwill amortisation and non-recurring items

[2] Closing price as at 30 June

Performance

$m[1]	12 months to 30 June 06[1]	12 months to 30 June 05[1]	Change
Net operating revenue			
Casinos	1,330.1	1,274.9	4.3%
Gaming	1,046.2	1,010.1	3.6%
Wagering	1,318.6	1,319.8	(0.1)%
Media	113.6	127.4	(10.8)%
International	9.4	10.0	(6.1)%
Tabcorp net operating revenue	3,778.6	3,702.4	2.1%
EBIT			
Casinos	423.3	385.0	9.9%
Gaming	260.2	259.4	0.3%
Wagering	219.1	224.4	(2.4)%
Media	43.4	41.2	5.1%
International	(6.3)	(1.0)	(>100%)
Tabcorp EBIT	939.7	909.0	3.4%

[1] *Pre non-recurring items*



Achievements to date:

- 260 terminals
- 259 Venues
- 28 Provinces


KENO

- Rollout program in 07:
  - several thousand terminals
- Develop integrated marketing sales program with CLO



...gn - benefits

Objective: Align resources for group efficiency, growth and accountability

Already decided	Under Review
➢ Creation of Shared service for Finance and HR	➢ Corporate resources and structure
➢ Strengthening of group wide procurement	➢ Technical Services resources and structure
➢ Upgrading of Sportsbetting	

Pro[illegible] An entertainment destination

- New Gold Coast main gaming floor & property destination





- New restaurants and bars


QUID
CASINO BAR

Opened July 2006


THE HEART OF JUPITERS

Opened August 2006


bite

Opened September 2006

S... ...scilla Queen of the Desert


Priscilla

acing


ADDINGTON RACEWAY
Ellerslie
Ellerslie

- Signing of MOU with NZ Racing Board to increase racing coverage


NEW ZEALAND



- World Cup total sales of $97.4m, producing $16.7m in revenue
  - $11.6m of revenue in FY06
  - $5.1m of revenue in FY07
- 10,575 new accounts

GERMANY 2006
IT'S TIME TO TAKE ON
— CROATIA —
Visit your local TAB, tabsportsbet.com.au or call 133 390.

KPIs	2006 World Cup	2002 World Cup	% pcp
Total sales ($M)	97.4	54.9	77%
Retail & licensed venue sales ($M)	69.6	46.1	51%
Internet bets made (M)	19.8	3.5	470%
Phone bets made (M)	9.7	5.9	64%
New accounts opened	10,575 (1)		

(1) *4% increase off an active account base of 270k*

IT'S JUST NOT
CRICKET
IT'S
REVENGE
BET ON THE ASHES HERE

R&R club

Welcome to The R&R Club:

A whole of venue entertainment and leisure programme

- 50 venues successfully launched
- Launch to be completed in Dec 2006 with 120 venues
- [illegible] website launched
- Our first 'Swipestakes' winner drawn - off on a Queensland holiday



PRIZES
EVENTS
REWARDS
OFFERS
How good is this!
THE R&R CLUB



ZAGAMES
EAST MELBOURNE
JOE CITIZEN
How good is this!



ponsible Gambling

- Reputex re-rating from "B" to "A" and inclusion in the Reputex Social Responsibility Index
- Implementation of a revised Responsible Gambling Code across the Tabcorp Group – based on global best practice
- Betcare self-exclusion program introduced across Victorian and New South Wales wagering operations
- Introduction of Responsible Gambling Liaison Managers



Sometimes winning is knowing when to stop.

BETCARE

Victorian license renewal timeline

March 2006	➢ Government released issues papers and calls for submissions
May 2006	➢ >100 submissions received from industry players, local councils, and community groups: ▪ Majority commenting on the Gaming industry structure and significant support for the status quo
July – September 2006	➢ Consultation period
Early 2007	➢ Government will announce structure post 2012
TBA	➢ Licenses awarded

18th November 2006



Net Revenue[1] ($M)
Actual
Normalised
2005/06
2006/07
Group
1,505.5
1,563.8
3.9%
4.8%
Casinos
498.6
498.2
(0.1%)
2.7%
Gaming
2.3%
Wagering
521.1
567.0
8.8%

[1] Represents the period from 1 July to 18th November


Star City


tab sportsbet


KENO


CONRAD
JUPITERS


CONRAD
TREASURY


TAB


KENO


Jupiters
TOWNSVILLE


SKY
CHANNEL


TAB


gold coast
convention and exhibition centre


2KY
1017 AM



Tabcorp

the bigger better game



Tabcorp

the bigger better game


TAB

TAB

Tabcorp
the bigger better game

27 November 2006

Spring success for Tabcorp and racing industry

Punters wagered almost $1.5 billion with the Victorian and New South Wales TABs over the 50 days of Victoria's Spring Racing Carnival.

Turnover was up 4.8% across both states, with $703 million wagered with the Victorian TAB and $778.1 million with the New South Wales TAB.

The 2006 Victorian Spring Racing Carnival officially commenced on Thursday October 5 with Geelong's Briseis Gold Cup meeting and concluded at Cranbourne last Thursday.

Tabcorp's Managing Director and Chief Executive Officer, Matthew Slatter released the results today at the company's Annual General Meeting.

"Tabcorp has delivered strong results for the 2006 Spring Racing Carnival," Mr Slatter said. "Every feature day delivered a record result for the Victorian TAB.

"Tabcorp has a great partnership with the racing industry, which put on high quality race meetings and attracted record crowds."

Melbourne Cup day was once again the busiest day of the year for the TAB, with turnover of $169 million across NSW and Victoria. Victoria Derby day was the second busiest day, followed by Cox Plate day and Caulfield Cup day.

Fast facts on Tabcorp's involvement in the 2006 Spring Racing Carnival include:

- Tabcorp's call centre took 5.68 million calls during the Spring Racing Carnival, of which 2.54 million were operator-assisted calls and 3.14 million were automated calls.
- Sky Channel broadcast 7853 individual thoroughbred, harness and greyhound races over this period.
- More than 550,000 individuals visited the TAB website on Melbourne Cup Day, viewing 13.7 million pages and spending an average of 25 minutes and 31 seconds on the site.
- More than 29 million individual transactions (bets sold and paid, account balance requests) were processed by Tabcorp's wagering system on Melbourne Cup day.
- The new products introduced into Victoria (First 4 and Flexi Betting) have been favourites with customers. Since their full introduction into Victoria on 11 September 2006, 41 per cent of Trifecta, First 4 and Quaddie bets have been placed via the new Flexi method, while First 4 has gained 4.4% market share.
- Tabcorp sold 570,000 tickets through its TAB Sportsbet fixed odds thoroughbred racing products over the 50-day period.
- More than 118,000 individual customers are now able to place bets through NSW and Victorian TAB Internet accounts.

Tabcorp's Managing Director of Racing and Media, Robert Nason said Tabcorp's wagering system was robust throughout the busiest period of the year.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
www.tabcorp.com.au





Tabcorp
the bigger better game

"There isn't any totalisator in the world that processes the volume of bets that Tabcorp does over an extended, high volume period such as the Spring Racing Carnival," Mr Nason said.

"While our customer service levels improved on our 2005 results, we will continue to work to enhance our service levels so that our customer performance improves next year. To us, every punter, every call and every bet is important."

Tabcorp is now looking forward to delivering a similarly successful Autumn Racing Carnival in Sydney, with the Sydney Turf Club's Golden Slipper Festival, the Australian Jockey Club's Easter Carnival and the many provincial and country feature events.

2006 SPRING RACING CARNIVAL FEATURE DAYS – TOTAL TURNOVER

FEATURE DAY	NSW TURNOVER ($000)	VICTORIAN TURNOVER ($000)	CUMULATIVE TURNOVER ($000)
Epsom Hcp/Turnbull Stakes	39,394 (down 0.1%)	29,078 (up 6.9%)	68,472
Caulfield Guineas	36,091 (down 1.2%)	30,161 (up 4.7%)	66,252
Caulfield Cup	43,479 (down 1.1%)	40,326 (up 7.6%)	83,805
Cox Plate	45,177 (down 0.9%)	41,251 (up 10.3%)	86,428
Victoria Derby	45,546 (up 2.0%)	46,497 (up 8.2%)	92,043
Melbourne Cup	92,309 (up 1.1%)	76,702 (up 8.4%)	169,011
Oaks Day	21,742 (up 13.6%)	31,646 (up 10.1%)	53,388
Stakes Day	36,789 (up 0.7%)	35,654 (up 15.6%)	72,443
Sandown Classic	33,212 (up 2.3%)	25,154 (up 6.2%)	58,366
TOTAL	**393,738 (up 1.1%)**	**356,470 (up 8.7%)**	**750,208 (up 4%)**

For further information:
Nicholas Tzaferis
Media Relations Manager
(03) 9868 2529
Email: tzaferisn@tabcorp.com.au



RECEIVED

2006 DEC -7 P 2:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

27 November 2006

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

RESULTS OF ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, the following results for the Tabcorp Holdings Limited Annual General Meeting ("AGM") were recorded for each of the resolutions set out in the Notice of AGM dated 9 October 2006:

Item 2(a) – resolution passed on a show of hands
Item 2(b) – resolution withdrawn
Item 2(c) – resolution passed on a show of hands
Item 3(a) – resolution withdrawn
Item 3(b) – resolution passed on a show of hands
Item 4 – resolution passed on a poll
Item 5 – resolution withdrawn

The total number of valid proxy votes received in respect of each item that was put to the AGM and the results of the poll are shown on the page attached.

LINK
MARKET SERVICES

TABCORP HOLDINGS LIMITED

ANNUAL GENERAL MEETING

Monday, 27 November, 2006

RESULTS OF MEETING

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

	Manner in which the securityholder directed the proxy vote (as at proxy close):				**Manner in which votes were cast in person or by proxy on a poll (where applicable)**		
Resolution	Votes ***For***	Votes ***Against***	Votes ***Discretionary***	Votes ***Abstain***	***For***	***Against***	***Abstain *****
2A RE-ELECTION OF MR ANTHONY HODGSON	243,905,961	2,795,055	8,302,875	818,013	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
2B ELECTION OF MS GABRIELA BYRNE	Resolution withdrawn						
2C ELECTION OF DR ZIGGY SWITKOWSKI	239,284,077	7,400,626	8,240,301	896,956	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
3A AMENDMENT TO CONSTITUTION - NOMINATION TO STAND FOR ELECTION AS A DIRECTOR OF THE COMPANY	Resolution withdrawn						
3B AMENDMENT TO CONSTITUTION - TYPOGRAPHICAL ERROR IN THE DEFINITION OF 'RETIRING DIRECTOR'	245,056,575	450,571	8,777,451	1,537,307	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
4 ADOPTION OF REMUNERATION REPORT (NON BINDING, ADVISORY VOTE)	224,012,306	21,377,826	8,540,438	1,890,334	231,708,275	23,148,849	1,890,334
5 GRANT OF PERFORMANCE OPTIONS TO MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER	Resolution withdrawn						

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	TABCORP HOLDINGS LIMITED
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Lawrence John Willett
Date of last notice	16 October 2006
Date that director ceased to be director	27 November 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
2,990 ordinary shares held directly.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities** Nil

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	TABCORP HOLDINGS LIMITED
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Richard Warburton
Date of last notice	14 October 2004
Date that director ceased to be director	27 November 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
23,456 ordinary shares held indirectly in the name of Teampass Pty Ltd, a family trust.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities** Nil

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.